UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ADC Therapeutics Announces Medical Leadership Transition

ADC Therapeutics SA (the “Company”) announced that, effective September 3, 2021, Jay Feingold, the Company’s current Senior Vice President and Chief Medical Officer, will depart the Company to pursue a new opportunity. In addition, effective September 4, 2021, Joseph Camardo, MD, the Company’s current Vice President of Medical Affairs, is appointed as the Company’s Senior Vice President and Chief Medical Officer. Dr. Feingold will continue to consult with the Company through 2022 to ensure a smooth transition.

Below are Dr. Camardo’s biography and other information required by Item 6.A. of Form 20-F:

Joseph Camardo, MD, age 68, was appointed as our Senior Vice President and Chief Medical Officer on September 4, 2021. From January 2020 to September 2021, Dr. Camardo served as our Vice President of Medical Affairs. From 2010 to 2020, Dr. Camardo held various senior positions at Celgene Corporation, including as Senior Vice President of Celgene Global Health and Senior Vice President of Global Medical Affairs and Corporate Medical Operations. Prior to that, Dr. Camardo was Senior Vice President of Clinical Development and Medical Affairs at Forest Research Institute and held several leadership positions at Wyeth Pharmaceuticals, Inc., including as Senior Vice President of Clinical Research and Development.

There are no family relationships between Dr. Camardo or any of our directors or other executive officers.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256686 and 333-256807) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: September 3, 2021

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President and General Counsel